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EX-99.2 PROXY INFO TO HOLDERS OF EQUITY SHARES

                                                                    Exhibit 99.2

                  PROXY INFORMATION TO HOLDERS OF EQUITY SHARES


Rediff.com India limited
Sterling Centre, 4th Floor,
Dr. Annie Besant Road, Worli,
Mumbai 400 018

August 22, 2000

Dear Member,

You are cordially invited to attend the Fifth Annual General Meeting of the members on Friday, September 29th, 2000 at 11 A.M. at 1st Floor, Mahalaxmi Engg. Estate, L.J. Ist Cross Road, Mahim (W), Mumbai 400 016.

Notice of the meeting together with the proposed resolutions is enclosed herewith. If you need special assistance at the Annual General Meeting because of disability, please contact the office of the Vice President Finance, Rediff.com India Limited, Ist Floor, Mahalaxmi Engg. Estate, L. J. First Cross Road, Mahim (W), Mumbai 400 016.


Very Truly Yours,


Ajit Balakrishnan
Chairman & Managing Director


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                                     NOTICE

Notice is hereby given that the 5th Annual General Meeting of the members of Rediif.com India Limited will be held on Friday, September 29th, 2000 at 11 A.M. at Corporate Office at First Floor, Mahalaxmi Engg. Estate, L. J. First Cross Road, Mahim (W), Mumbai 400 016 to transact the following business:

ORDINARY BUSINESS

    1. To receive consider and adopt the Audited Balance Sheet as at March 31, 2000 and Profit & Loss Account for the year ended as on that date and the reports of the Auditors and Directors thereon.

    2. To appoint a Director in place of Diwan Arun Nanda who retires by rotation and being eligible, offers himself for reappointment.

    3. To appoint Auditors and fix their remuneration by passing the following resolution as an Ordinary Resolution with or without modification(s); "RESOLVED that Deloitte Haskins & Sells, Chartered Accountants be and are hereby appointed as Statutory Auditors of the Company for the year ending March 31, 2001 and to hold office from the conclusion of this Annual General Meeting till the conclusion of the next Annual General Meeting at a remuneration to be decided by the Board of Directors of the Company."

SPECIAL BUSINESS

    4. To consider and, if thought fit, to pass with or without modification(s) the following resolutions as an Ordinary Resolution:

        "RESOLVED that Mr. Richard Li be and is hereby appointed as a Director on the Board of the Company, and will be liable to retire by rotation."



                                                BY ORDER OF THE BOARD
                                                FOR REDIFF.COM INDIA LIMITED

PLACE: MUMBAI                                   AJIT BALAKRISHNAN
DATE: 22nd August, 2000                         Chairman & Managing Director

NOTES:

    1. A member entitled to attend and vote at the meeting is entitled to appoint a proxy to attend and vote on a poll on their behalf and such proxy need not be a member of the Company. A proxy may be sent in the form enclosed and in order to be effected must reach the registered office of the Company at least 48 hours before the commencement of the meeting.


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    2.  An explanatory statement pursuant to Section 173(2) of the Companies
        Act, 1956 in respect of the resolution set out under item 4 & 5 above is annexed hereto.


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   EXPLANATORY STATEMENT PURSUANT TO SECTION 173(2) OF THE COMPANIES ACT 1956

ITEM NO. 4

Mr. Richard Li holds B.S./Degree in Computer Engineering from Stanford University. He has rich International Business experience and has been occupying the esteemed position of Chairman and Chief Executive of Pacific Century Group since October 1993.

The Board of Directors, at the meeting held on 28th April 2000, appointed Mr. Richard Li as additional Director in terms of provision of Section 260 of the Companies Act, 1956 and accordingly Mr. Richard Li holds office until the conclusion of the ensuing Annual General Meeting. The Company has received notice from one of the members proposing Mr. Richard Li's candidature for the Office of Director of the Company.

The Board of the Directors of the Company is of the view that it is in the interest of the Company to avail itself of the expertise of Mr. Richard Li.

Mr. Richard Li is interested in the resolution.

The Board recommends approval of the resolution.







                                               BY ORDER OF THE BOARD
                                               FOR REDIFF.COM INDIA LIMITED

    PLACE: MUMBAI
    DATE: 22nd August, 2000                    AJIT BALAKRISHNAN
                                               Chairman & Managing Director